SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

**Bolívar 108
(C1066AAB)
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of a bondholders' meeting held on April 30, 2002, filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores* on May 10, 2002.

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 45,353,065.86 HELD ON MAY 9, 2002 (THE "SERIES 02 NOTES")

<u>First Point:</u>

It was unanimously approved by Banca Nazionale del Lavoro ("BNL"), HSBC Bank Argentina S.A. ("HSBC") and Banco Sudameris S.A. ("Banco Sudameris") the designation of the representatives of the bondholders Banco Sudameris and HSBC to approve and sign the minute of the meeting.-

<u>Second Point:</u>

It was unanimously approved:

1) to extend the maturity of the principal of the Series 02 Notes due on May 9, 2002 and the capitalization of such interest corresponding to the Series 02 Notes, until May 20, 2002.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until, May 20, 2002.

<u>Third Point:</u>

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on April 30, 2002 and ending on May 9, 2002, until May 20, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ 45,487,261.23.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on April 30, 2002 and ending on May 9, 2002 and the extension of the maturity until May 20, 2002.

<u>Fourth Point:</u>

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on May 9, 2002 and ending on May 20, 2002, establishing an annual fix interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the new interest rate applicable to the Interest Period beginning on May 9, 2002 and ending on May 20, 2002.